EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.  35-________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act") November 22, 1996

    Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

    Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 16, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.

PSI Energy, Inc.  70-8727

Notice of Proposal to Extend Authorization to Participate in Appliance Sales Program

    PSI Energy, Inc. ("PSI"), Plainfield, Indiana, an electric utility subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), has filed a post-effective amendment to its application under Sections 9(a) and 10 of the Act and Rules 48(a) and 54 thereunder.

    By order dated November 21, 1995 in this file (Rel. No. 35-26412) ("1995 Order"), the Commission authorized PSI to enter into a business venture with H. H. Gregg ("Gregg"), a retail vendor of household electronic appliances and related consumer goods, through December 31, 1996, involving an appliance sales program ("Pilot Program"). Pursuant to the 1995 Order, PSI was authorized to market Gregg's electronic goods and appliances at retail, on a best-efforts, consignment basis, to PSI's customers at a limited number of its local offices. PSI was also authorized to sell extended service warranties covering any items purchased. Further, the Pilot Program contemplated that PSI might arrange customer financing through a bank or other financial institution for a fee.

    As contemplated by the 1995 Order, PSI has been conducting the Pilot Program through four of its local offices, in Bedford, Connersville, Greencastle, and Huntington, Indiana. PSI has also been marketing to customers Gregg's extended service warranties. In addition, as contemplated in the 1995 Order, PSI has arranged (i.e., brokered) customer financing with third-party financial institutions in exchange for a fee from the third-party financier.

    The interim financial results of the Pilot Program have not met PSI's expectations, with revenues less than and expenses more than original estimates. PSI states that a principal reason why revenues to date have not matched expectations is because of local competition with other appliances and home electronics dealers. PSI states that advertising expenses were higher than anticipated partly due to the rush to open stores in time for the 1995 Christmas shopping season, but states that, since April of this year, the advertising strategy has been modified, and monthly advertising expenses have fallen back into line with original estimates.
In addition, PSI entered into a settlement agreement with the Indiana Office of Utility Consumer Counselor providing, among other things, that 20% of the gross margins from all sales revenues to which PSI is entitled as a result of its participation in the Pilot Program will be allocated to PSI's retail electric customers through PSI's quarterly fuel adjustment clause. Finally, initial non-recurring start-up costs also exceeded estimates.

    As set forth below, PSI requests authorization to continue the Pilot Program with certain minor modifications for an additional year in order to advance the program goals for which authorization for the Pilot Program was originally sought. Specifically, PSI states that it continues to believe that the energy industry is transforming into a competitive industry, and that marketing appliances and electronic goods (whether in collaboration with Gregg or some other third-party vendor or by PSI on its own) to PSI's retail customers, on the limited basis currently in effect, will provide incremental benefits to PSI in this emerging environment by among other things (1) promoting a company brand-name identity, thereby facilitating the eventual marketing to customers by PSI or its associate companies of other energy-related and demand-side management products; (2) more fully utilizing existing employees and offices to hold down costs; and (3) strengthening ties to customers.

    PSI states that although interim costs of the Pilot Program have exceeded estimates, many of these costs are non-recurring start-up costs (e.g., local office redesign, employee training, acquisition of point-of-sale software). According to PSI, the investments it has made and the hands-on experience it has gained will benefit it significantly in the extended Pilot Program. To further contain 1997 program costs, PSI states that Gregg has proposed certain program modifications, including increased price discounts, advertising support, and increased Gregg staff support and training for store personnel, that will increase the potential profitability of the program.

    For these reasons, PSI requests Commission authorization to continue the Pilot Program for an additional 12 months (through December 31, 1997). The renewed pilot program would be subject to the same terms and conditions contained in the 1995 Order except that:

    PSI may continue to conduct the program in collaboration with Gregg;
       alternatively, PSI may conduct the program on its own or in collaboration with other appliances or home electronics vendors./1/ In any event, PSI, whether on its own or together with third-party vendors, would market household appliances and other consumer electronic goods (including marketing extended service warranties and arranging for customer financing from third-party financial institutions) from not more than five of PSI's local offices.

    PSI further requests authorization to market extended service warranties to Indiana customers, covering the cost of repairs for their household appliances/electronic goods, whether or not purchased from PSI as part of the extended program.

    Based on its experience to date, PSI may wish to use the full-time equivalent of up to five employees (out of the approximately 2230 employees of PSI at September 30, 1996) to carry out the program (an increase from the present three to four "FTE" employee usage)./2/

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                              Endnotes

/1/ PSI will not acquire any ownership interest in Gregg or such other third-party vendors; nor would PSI establish any new subsidiaries to implement the extended program.

/2/ PSI would not hire any new employees for the purpose of implementing the extended program.